August 24, 2007
VIA EDGAR AND MESSENGER
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	URS Corporation and Washington Group International, Inc.
Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to the
Preliminary Proxy Statement on Schedule 14A
Filed July 17 and 19, 2007
File No. 1-07567 and 1-12054
Dear Ms. Long:
     On behalf of URS Corporation (“URS”) and Washington Group International, Inc. (“Washington Group” and, together with URS, the “Companies”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) the Companies’ responses to the comments in your letter of August 14, 2007 regarding the Companies’ Preliminary Proxy Statement on Schedule 14A filed on July 17, 2007 (the “Preliminary Proxy Statement”), and Amendment No. 1 to the Preliminary Proxy Statement filed on July 19, 2007 ( “Amendment No. 1”). The Companies concurrently are filing Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
     The Companies desire to hold their respective stockholder meetings at the earliest possible date, and would like URS’ Registration Statement on Form S-4 (the “Form S-4”), which will include the Companies’ Definitive Proxy Statement (the “Definitive Proxy Statement”), declared effective as soon as practicable. The Companies intend to file the Form S-4 as soon as possible following the completion of the Staff’s review of the Preliminary Proxy Statement. Accordingly, your prompt attention to this letter, Amendment No. 2 and the accompanying forms of documents described below would be very much appreciated.
     To facilitate the Staff’s review, we have sent to your attention five courtesy copies of this letter and Amendment No. 2 marked to show changes against Amendment No. 1. In addition, to facilitate the Staff’s review of the Form S-4, we have sent to your attention a form of Form S-4 cover page, a form of “Part II” information and forms of exhibits.
     Please feel free to call David Hernand, counsel for URS, at (213) 891-8719, or David A. Katz, counsel for Washington Group, at (212) 403-1309, with any questions or comments.

August 24, 2007

General
1.	Disclosure on page 144 and elsewhere indicates that the joint proxy statement/prospectus is a part of the registration statement on Form S-4 that URS will file to register the URS common stock to be issued to Washington Group stockholders in the merger. Please be aware that we may have additional comments on the S-4 when it is filed.
Response:
As described above, to facilitate the Staff’s review of the Form S-4, we have sent to your attention concurrently with delivery of this letter a form of the Form S-4 cover page, a form of “Part II” information and forms of exhibits. We welcome any comments you have on these forms. We will file the complete Form S-4 as soon as the Staff completes its review of the joint proxy statement/prospectus.
Cover Page
2.	Please revise your cover page to discuss only the information that is required by Item 501 of Regulation S-K. In addition, some of the information on the cover page, including that in the third, fourth and fifth paragraphs, is repeated in the Q&A and Summary sections.
Response:
In response to the Staff’s comment, the joint proxy statement/prospectus cover page has been revised.
Questions and Answers About the Merger, page iv; Summary, page 1
3.	Some of the information that appears in your Q&A is repeated in the Summary. Please revise to remove repetitive disclosure. If you would like to use both a Q&A and a Summary, ensure that each has a discrete purpose. For example, you may wish to use Q&A to discuss the mechanics of the meeting, and the Summary to discuss the substance of the transaction.
Response:
In response to the Staff’s comment, the Q&A and Summary sections have been revised.
Conditions to Completion of the Merger, page 7
4.	We note that conditions to the merger include receipt by URS and Washington Group of tax opinions that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. Further, we note the disclosure on page 115 that this condition to closing of the merger is waivable, provided both URS and Washington Group waive the condition. URS must:

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•	File executed tax opinions before the registration statement’s effectiveness even though the merger transactions are conditioned upon receipt of the favorable tax opinion at closing.
•	Undertake to recirculate and resolicit if the condition for the two favorable tax opinions is waived or the change in tax consequences is material. Allow us sufficient time to review the executed tax opinions before requesting acceleration of the registration statement’s effectiveness.
Response:
In response to the Staff’s comment, the joint proxy statement/prospectus has been revised. URS will file executed tax opinions of counsel to URS and Washington Group when URS files the Form S-4. To facilitate your review of the opinions, the forms of opinions are included with the copy of the Form S-4 being furnished to you supplementally.
5.	If URS and Washington Group elect to file short form tax opinions, note that the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes the opinions. The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.
Response:
In response to the Staff’s comment, the joint proxy statement/prospectus has been revised.
Material United States Federal Income Tax Consequences of the Merger, pages v, 9 and 85
6.	We note the assumption in the last Q&A on page v and the last paragraph on page 86 that the transaction qualifies as a reorganization. Please note that the tax consequences of the merger must be covered by an opinion of counsel, and that it is not appropriate to assume the tax consequences in issue or the legal conclusions underlying the opinion. Therefore, please revise to remove the assumption that the merger will qualify as a reorganization, and instead confirm counsel’s opinion in this regard.
Response:
In response to the Staff’s comment, the joint proxy statement/prospectus has been revised. As noted above in response to comment 4, URS will file executed tax opinions of counsel to URS and Washington Group when URS files the Form S-4. To facilitate your review of the opinions, the forms of opinions are included with the copy of the Form S-4 being furnished to you supplementally.

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7.	Please remove the phrase “it is generally expected that” and any similar phrases appearing in these discussions. You should provide a clear, definitive statement as to the federal income tax consequences of the transaction.
Response:
In response to the Staff’s comment, the joint proxy statement/prospectus has been revised.
8.	Please remove statements that your discussion does not address the tax consequences to holders of the Washington Group common stock who exercise appraisal rights under Delaware law. You should discuss the tax consequences to all of the shareholders.
Response:
In response to the Staff’s comment, all statements that the discussion does not address the tax consequences to holders of Washington Group common stock who exercise appraisal rights under Delaware law have been removed.
Termination of the Merger Agreement, page 8
9.	Please explain the meaning of the last bullet point when you state that the parties have agreed that URS’ and not Washington Group’s obligations will need to be satisfied in order to require URS to effect closing of the merger.
Response:
In response to the Staff’s comment, the last bullet point has been clarified to reflect the actual agreement between the parties regarding Washington Group’s right to terminate the merger agreement if URS fails to close within five business days after all mutual closing conditions and those conditions to URS’ obligation to close have been satisfied. The disclosure includes a parenthetical sentence explaining that the text used to express this termination right in the merger agreement as signed by URS and Washington Group contains a drafting error.
Recent Developments, page 10
10.	You state on page 10 that Washington Group announced that it expects to record a pre-tax accounting charge of approximately $25 million (approximately $15 million after tax, or $0.48 per diluted share) in its second quarter ended June 29, 2007. The accounting charge is related to a joint venture fixed-price highway construction project in Southern California, in which Washington Group has a 50% interest. We note from Washington Group’s June 29, 2007, Form 10-Q that the amount recorded, in fact, was $25.5 million. We also note from the Form 8-K filed on July 16, 2007, with a related press release. However, it does not appear that Washington Group’s March 30, 2007, Form 10-Q included the necessary disclosure that i) would alert readers to the possibility that a future impairment was likely or warranted, and ii) is required pursuant to Item 303(a)(3) of Regulation S-K under the circumstances. In this regard, we note that losses related to this contract through June 29, 2007, have equaled $160.5 million. Therefore, the

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conditions that existed leading up to the decision to record such a charge during the second quarter 2007 had probably been ongoing for several quarters and did not merely occur contemporaneously at the time this decision was made. We remind Washington Group to disclose any known trends or uncertainties that it reasonably expects will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to the actual announcement of the charge. Please also address how such charges have impacted Washington Group’s assertions that it has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on its long-term engineering and construction-type contracts. We do not believe that including boilerplate-type disclosures such as “However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates” is sufficient for the purposes of Item 303 of Regulation S-X and SEC Release No. 33-8350.
Response:
The $25.5 million charge recorded by Washington Group during its second quarter ended June 29, 2007 relates to liquidated damages associated with schedule completion delays on a fixed-price highway construction project in Southern California. The schedule delays are the result of various client-directed changes and impacts, changes in regulatory requirements and other factors for which delay claims have been submitted to the customers that are believed will ultimately eliminate or significantly reduce any liquidated damages. During 2006, at the time it became evident the project’s completion date of October 2006 would not be achieved and the contract was not amended to formally extend the completion date, Washington Group began to evaluate the uncertainty surrounding liquidated damages and disclosed the potential impairment in its September 29, 2006 Quarterly Report on Form 10-Q in Note 4 to the consolidated financial statements. Disclosure of the uncertainty was also included in Washington Group’s 2006 Annual Report on Form 10-K in Note 4 to the consolidated financial statements. Washington Group’s March 30, 2007 Quarterly Report on Form 10-Q included the following disclosure in the fourth paragraph of Note 3 to the consolidated financial statements:
“Pursuant to the fixed-price agreement, the joint venture is liable for specified liquidated damages to the customers if certain project schedule milestones are not met. Based on schedule delays to date, the liquidated damages could amount to approximately $46.6 million, of which our share would be $23.2 million. No potential liquidated damages have been included in the current estimated contract loss because we believe it is unlikely that any liquidated damages will be owed once schedule relief for customer directed changes has been determined.”
Washington Group believes that the above disclosure was appropriate to alert readers to the possibility of a future impairment.
With respect to Washington Group’s disclosure that it has a history of making reasonably dependable estimates on fixed-price construction contracts that are accounted for using the percentage of completion method, Washington Group management

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continues to believe that Washington Group’s estimating, project management and control processes and procedures are adequate to support the assertion. Although contract losses are expected from time to time in the construction industry, the types and magnitude of issues encountered on this specific fixed-price contract are not typical of Washington Group’s experience on other current and historical contracts. The large loss experienced on the highway contract is due in large part to unprecedented material price escalations, changes to regulatory requirements, and significant client directed changes without any change order recoveries. As disclosed in Washington Group’s June 29, 2007 Quarterly Report on Form 10-Q, to date Washington Group’s share of pending change orders and claims, including amounts in process, approximate $118.6 million, and Washington Group expects more to come. Based on the magnitude and nature of the claims, the vast majority of the contract loss to date is the result of changed conditions and not an inability to make reasonable estimates based on known or anticipated facts and circumstances.
Washington Group has provided extensive disclosure of the inherent estimates and potential risks associated with percentage of completion accounting in its Management’s Discussion and Analysis of Financial Condition and Results of Operations under Critical Accounting Policies and Related Critical Accounting Estimates — Revenue Recognition. This disclosure addresses the potential impacts associated with fixed-price contracts, the amount of revenue from fixed-price contracts as well as the amounts of historical claim recoveries. In accordance with AICPA Statement of Position 81-1 (“SOP 81-1”), Accounting for Performance of Construction-Type and Certain Production-Type Contracts, paragraph 85, Washington Group recorded loss provisions for the entire estimated losses in the period the losses became evident and the amount of the losses was estimable. The recognized losses do not reflect any potential claim recovery based on Washington Group’s policy of only recording revenues from claims when the amounts have been received or awarded pursuant to paragraph 66 of SOP 81-1. As disclosed under Management’s Discussion and Analysis of Financial Condition and Results of Operations under Business Unit Results — Infrastructure in Washington Group’s June 29, 2007 Quarterly Report on Form 10-Q, significant claims have been submitted to the clients on this project, and Washington Group believes there will be significant recoveries once the claim process is completed.
Since the charge has now been recorded and disclosed in Washington Group’s June 29, 2007 Quarterly Report on Form 10-Q, the Recent Developments disclosure has been deleted from the joint proxy statement/prospectus.
11.	Expand the disclosure to indicate that Washington Group must be in compliance with the loan covenants as of September 28, 2007. We note the disclosure in section 1 of the waiver filed as exhibit 10.1 to the amended current report on Form 8-K dated July 16, 2007 and filed July 17, 2007.
Response:
As referenced in response 10 above, since the $25.5 million charge on the highway project and the waivers relating to potential events of non-compliance with certain

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financial covenants under Washington Group’s credit facility were disclosed in the June 29, 2007 Quarterly Report on Form 10-Q, the Recent Developments disclosure has been deleted from the joint proxy statement/prospectus. The disclosure included in the June 29, 2007 Quarterly Report on Form 10-Q in Note 5 to the Condensed Consolidated Financial Statements indicates that the waivers are only through September 27, 2007 and Washington Group expects to be in compliance with all financial covenants by that date.
Risk Factors, page 20
12.	The first paragraph states that “Additional risks and uncertainties not presently known to URS or Washington Group or that are not currently believed to be important also may adversely affect the transaction and the combined company after the transaction.” Since URS and Washington Group must disclose all risks that they believe are material, delete this language.
Response:
In response to the Staff’s comment, the deletion has been made on page 19.
13.	We note that the URS board recognized that URS might be required to agree to divestitures or other restrictions on the operations of the combined company in connection with obtaining the necessary regulatory approvals for the transaction. If such divestitures or restrictions present a material risk to the company, please discuss them in a risk factor.
Response:
In light of the fact that applicable antitrust filings were made, all statutory waiting periods expired without further regulatory review, no conditions or restrictions were imposed by regulators, and there is no continuing material risk of divestitures or restrictions being imposed in connection with the proposed merger, no additional risk factor disclosure is required.
14.	In the last risk factor on page 27, quantify the percentage of URS’ contracts attributable to each of the three principal types during the most recent fiscal year to give investors a sense of the magnitude of the risks associated with each type of contract. This comment also applies to the risk factor regarding Washington Group’s percentage of completion contracts discussed on page 39.
Response:
URS is not able to reasonably quantify the percentage of URS contracts attributable to cost-plus, fixed-price and time-and-materials contracts because the company does not currently maintain a centralized contract database that tracks these individual characteristics. URS knows from its past experience that these are the principal types of contracts used in its industry. However, due to the decentralized nature of its business operations, URS does not actively track this information internally. For example, URS

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typically has over 20,000 ongoing individual projects, task orders or contracts with the federal government, state and local governments, and private industry and international clients at any one time. These contracts are administered and managed locally in URS’ extensive network of approximately 370 offices and contact-specific job sites across the United States and in more than 20 foreign countries. It would be extremely difficult for URS to manually quantify this information in a short period of time while at the same time maintaining a high degree of accuracy. Accordingly, URS has not attempted to quantify these percentages at this time.
Washington Group’s risk factor regarding the use of the percentage of completion accounting has been revised to include the percentage of fiscal year 2006 revenue subject to this accounting method.
15.	In the last risk factor on page 36, specify the insurance limits of Washington Group’s principal policies. We note the disclosure of the insurance limits of URS’ principal policies in the first risk factor on page 30.
Response:
In response to the Staff’s comment, the specified risk factor has been revised on page 35 to disclose the insurance limits of Washington Group’s principal policies.
The Merger, page 51
16.	Please explain why the Washington Group’s board insisted upon a price of $80.00 per share. We note that the market price of the company’s stock had increased, and that this amounted to a 14% premium over market.
Response:
In response to the Staff’s comment, the disclosure on page 61 has been revised.
17.	Throughout this section you refer to URS’s assumption of a level of regulatory approval risk and agreement to pay a reverse break-up fee. Please discuss these items in more concrete terms, and clarify whether they are part of the final agreement.
Response:
In response to the Staff’s comment, the specified section has been revised to disclose further details regarding the parties’ negotiation of a reverse break-up fee tied to failure to obtain antitrust regulatory approvals.
Recommendation of the URS Board of Directors and Its Reasons for the Merger, page 64
18.	Rather than presenting merely a list of potentially negative factors considered by URS’ board of directors, elaborate on each of the bullet points on page 66 as necessary for stockholders to understand how consideration of each of the listed factors impacted the determination of URS’ board of directors. Similarly, revise the third bullet point on page 69

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to elaborate on the risks as necessary for stockholders to understand how each of the risks described under “Risk Factors” on page 20 impacted the determination of Washington Group’s board of directors.
Response:
In response to the Staff’s comment, the disclosure on pages 65 through 67 concerning negative factors considered by URS’ board has been expanded to provide more context and better explain how each factor impacted the URS board’s determination.
The referenced third bullet on page 69 has also been deleted and additional disclosure added to elaborate on the risk necessary for stockholders to understand how each of the risks described under “Risk Factors” on page 19 impacted the determination of Washington Group’s board of directors.
Opinion of URS’ Financial Advisor, page 70; Opinion of Washington Group’s Financial Advisor, page 78
19.	Disclose compensation paid or to be paid to Morgan Stanley and Goldman Sachs and any of their affiliates for any other services to URS and Washington Group or any of their affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.
Response:
In response to the Staff’s comment, the disclosure on page 79 regarding compensation paid or to be paid to Morgan Stanley has been revised to reflect that Morgan Stanley has not received any investment banking fees from URS or its affiliates, other than those already disclosed in the joint proxy statement/prospectus, since August 15, 2005.
The disclosure on pages 85 and 86 has also been revised to clarify that, except for this transaction, the investment banking business of Goldman Sachs has not had any material engagements with Washington Group or any of its affiliates within the past two years for which it has received or will receive fees for services.
20.	Please provide us with copies of any outlines, summaries, reports, or board books furnished by Morgan Stanley to URS’ board of directors and by Goldman Sachs to Washington Group’s board of directors. We may have additional comments on your disclosure in this section after we receive these materials.
Response:
A copy of the materials prepared by Morgan Stanley and presented to the URS board of directors in connection with the URS board’s evaluation of the proposed merger will be supplementally furnished to you by Sidley Austin LLP, Morgan Stanley’s counsel, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4, Securities Act Rule 418 and the provisions of 17 C.F.R. §200.83. In accordance with

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these rules, Morgan Stanley will request that such materials be returned promptly to Sidley Austin LLP following completion of your review thereof.
In addition, a copy of the materials prepared by Goldman Sachs and presented to the Washington Group board of directors in connection with Washington Group’s board’s evaluation of the proposed merger will be supplementally furnished to you by Sullivan & Cromwell LLP, Goldman Sachs’ counsel, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4, Securities Act Rule 418 and the provisions of 17 C.F.R. §200.83. In accordance with such rules, Goldman Sachs will request that such materials be returned promptly to Sullivan & Cromwell LLP following completion of your review thereof.
Precedent Transactions Analysis, page 74
21.	Identify the transactions considered by Morgan Stanley in performing its precedent transaction analysis.
Response:
In response to the Staff’s comment, the transactions have been identified on pages 74 and 75.
Pro Forma Merger Analysis, page 77; Illustrative Pro Forma Merger Analysis, page 83
22.	Include appropriate quantitative data in support of these statements:
•	“Morgan Stanley noted that the transaction is expected to be accretive to cash earnings per share in 2008 and beyond, neutral to accretive to GAAP earnings per share in 2008, and accretive to GAAP earnings per share in 2009.”
•	“this analysis indicated that in 2007, the transaction would be dilutive to URS’ GAAP EPS and cash EPS, in 2008, would be modestly dilutive to neutral to URS’ GAAP EPS and accretive to URS’ cash EPS and in 2009, would be accretive to URS’ GAAP EPS and cash EPS.”
Response:
In response to the Staff’s comment, the referenced paragraphs have been revised on pages 78 and 84 to support the statements noted by this request.
Opinion of Washington Group’s Financial Advisor, page 78
23.	Disclosure in the second paragraph on page 84 states that the summary “does not purport to be a complete description” of the analyses performed by Goldman Sachs. Clarify that the summary describes the material analyses underlying Goldman Sachs’ opinion.

August 24, 2007

Response:
In response to the Staff’s comment, the referenced paragraph has been revised on page 85 to clarify that the summary describes the material analyses underlying Goldman Sachs’ opinion.
Appraisal Rights, page 88
24.	Disclosure in the third paragraph states that the discussion is “not a complete discussion” of the law pertaining to appraisal rights. Clarify that the discussion includes a complete discussion of the material provisions of the law pertaining to appraisal rights.
Response:
In response to the Staff’s comment, the disclosure on page 89 has been revised.
Change-in-Control Severance Arrangements, page 93
25.	Identify the two other executive officers with whom Washington Group has change-in-control severance agreements. Also identify the four other executive officers that participate in Washington Group’s executive severance pay plan.
Response:
In response to the Staff’s comment, the disclosure on page 94 has been revised to identify the executive officers with change-in-control agreements and executive officers that participate in Washington Group’s executive severance pay plan.
The Merger Agreement, page 97
26.	Notwithstanding the disclaimers in the third paragraph on page 97 relating to the representations, warranties, covenants, and other agreements contained in the merger agreement filed as annex A to the proxy statement/prospectus, URS and Washington Group are responsible for considering whether additional specific disclosures in the proxy statement/prospectus are required to put into context information about the representations, warranties, covenants, and other agreements so that the information in the proxy statement/prospectus is not misleading. Please confirm your understanding.
Response:
We confirm on behalf of both URS and Washington Group that each has considered whether additional specific disclosures are needed in the proxy statement to put into context information about such representations, warranties, covenants and other agreements so that the information in the proxy statement is not misleading, and both have concluded that no additional disclosure is required. We also note that the third paragraph on page 98 already includes the parenthetical statement that “any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in this joint proxy statement/prospectus.”

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Structure of the Merger, page 97
27.	Please explain why the merger is being completed in two steps.
Response:
The merger is structured in two steps in order to minimize the risk of corporate level tax to Washington Group if the merger and the second merger, taken together, did not qualify as a reorganization within the meaning of the Internal Revenue Code.
Unaudited Pro Forma Condensed Combined Financial Statements, page 117
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 122
3. Reclassifications, page 125
28.	We note you have historically classified your proportionate share of your investees’ revenues in the major revenue caption of your statement of operations. In these pro forma financial statements, however, you have reclassified these amounts of equity in income of unconsolidated subsidiaries for the three months ended March 30, 2007, and the year ended December 29, 2006, from revenues to its own line item as a component of operating income. It also appears Washington Group historically did not include these amounts within revenue but as a separate component of operating income. Please explain to us how you determined it was appropriate to originally include the equity in your income of unconsolidated subsidiaries as revenue, and why you have reclassified them in your pro forma financial statements when the basis of presentation of the pro forma financial statements usually conforms to the acquirer’s historical presentation. Include in your discussion Washington Group’s historical presentation of their equity method investees with respect to the income statements, and how they determined such presentation was appropriate. Lastly, tell us how these amounts will be presented going forward; that is, after the merger has been consummated.
Response:
URS has historically classified equity in income of unconsolidated subsidiaries as “revenues” because operations of URS’ unconsolidated subsidiaries are integral to URS and the amount of income recognized under the equity method of accounting was immaterial to URS’ financial statements. URS’ equity in the income of its unconsolidated subsidiaries for the three months ended March 30, 2007 and the fiscal year ended December 29, 2006 were $3.6 million and $17.3 million, respectively. These amounts represent less than 0.5% of revenues and less than 1.2% of gross profit for both periods, which are immaterial to URS’ financial statements in each period.
On a standalone basis, equity in income of unconsolidated subsidiaries represented 1.1% of Washington Group’s revenues and 28.8% of its gross profit (before reclassifications were made to conform indirect costs to URS’ presentation) for the three months ended March 30, 2007, and 1.1% of Washington Group’s revenues and 23.0% of its gross profit for the fiscal year ended December 29, 2006. Thus, the amounts were more significant to

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Washington Group’s standalone financial statements and were presented as a separate component of operating income in its historical Statements of Operations. Equity earnings are classified as a component of operating income because operations of Washington Group’s unconsolidated subsidiaries are integral to Washington Group and closely aligned to its operations.
Equity in income of unconsolidated subsidiaries has been presented as a separate component of operating income in the Pro Forma Condensed Combined Statement of Operations presented in the joint proxy statement/prospectus, because the combined pro forma equity in income of unconsolidated subsidiaries is more significant to the combined company than it was to URS as a standalone company.
Going forward, assuming the merger is consummated, URS will present equity in income of unconsolidated subsidiaries as a separate component of operating income as it will be more significant to the combined company. However, if for any reason, the merger does not close, URS will continue to include equity in income of unconsolidated subsidiaries as part of revenues unless or until it becomes more significant to URS’ financial statements.
4. Pro Forma Adjustments, page 126
(m) and (n), page 127
29.	The adjustments you describe herein record a liability and related amortization for contracts with above and below market profit margins. Please revise your document to expand on your accounting for the acquisition of these contracts. Also, discuss the nature of the underlying contracts and materials terms, including whether the contracts are fixed price, T&M, etc. Adjustment (m) records a liability for contracts with below-market profit margins and agrees to the table presented on page 128. Explain how the amount included in adjustment (n) for above-market profit margins relates to adjustment (m) and to the table on page 128. Please explain why there is no adjustment for amortization relating to contracts with above market profit margins for the three months ending March 30, 2007.

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Response:
In response to the Staff’s comment, adjustments (m) and (n) on pages 128 and 129 have been expanded to include URS’ accounting for the acquisition of these contracts (in accordance with Statement 141, paragraph 37(c)(2) and as discussed by an SEC staff member at the 2006 AICPA Conference on Current SEC and PCAOB Developments), the nature of the underlying contracts and material terms, and an explanation regarding why there is no adjustment for amortization relating to contracts with above market profit margins for the six months ended June 29, 2007. URS has added a table under adjustment (m) to show that the total of the short-term and long-term liabilities related to contracts with above and below market profit margins reconcile to the total in the amortization table previously shown under adjustment (n), which has now been moved to adjustment (m).
(s), page 130
30.	You describe the calculation of the pro forma basic and diluted weighted average shares outstanding herein. We note on page 121 the reference to an adjustment “(u)”, but no accompanying description of this adjustment. Please revise your document accordingly. Confirm that there is no adjustment “(t)”.
Response:
In response to the Staff’s comment, the reference to adjustment (u) has been deleted. Adjustment (s) regarding the reversal of Washington Group expenses related to the merger has been added, and the adjustment describing the calculation of the pro forma basic and diluted weighted average shares outstanding has been moved to adjustment (t).
Comparison of Stockholders Rights and Corporate Governance Matters, page 133
31.	Remove the statement in this section’s second paragraph that the summary is qualified by reference to the DGCL and the various governing corporate documents of URS and Washington Group. URS and Washington Group may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.
Response:
In response to the Staff’s comment, the referenced statement has been deleted.
32.	Please revise the second paragraph to remove the implication that any material differences in the rights of security holders of the two companies may not be discussed. In particular, please revise the statement that the identification of some of the differences as material is not intended to indicate that other differences that are “equally important” do not exist.

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Response:
In response to the Staff’s comment, the referenced statement has been deleted.
Legal Matters, page 143
33.	Include the addresses of counsel for URS and Washington Group as required by paragraph 23 of Schedule A to the Securities Act.
Response:
In response to the Staff’s comment, the addresses of legal counsel have been added on page 144.
Where You Can Find More Information, page 144
34.	Include the Commission’s filing numbers for filings made by URS and Washington Group under the Exchange Act.
Response:
In response to the Staff’s comment, the Commission’s filing numbers have been added on pages 145 and 146.
Forms of Proxy
35.	Revise the forms of proxy to identify them clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
Response:
In response to the Staff’s comment, the forms of proxy have been revised to indicate that they are preliminary.
Closing
In response to the Staff’s request for written confirmation from URS and Washington Group regarding their disclosure obligations and the Commission’s comment process, we hereby confirm on behalf of our respective clients that:
(a)	each of URS and Washington Group is responsible for the adequacy and accuracy of their disclosures in Amendment No. 2;

(b)	the comments of the Staff or changes made in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on Amendment No. 2; and

(c)	URS and Washington Group may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the United States’ federal securities laws.

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     As previously noted, the Companies desire to hold their respective stockholder meetings at the earliest possible date, and would like to have the review of the Preliminary Proxy Statement completed as soon as possible so that the Form S-4, which will include the Companies’ Definitive Proxy Statement, can be filed with the Commission and declared effective as soon as practicable. Accordingly, your prompt attention to this letter and the accompanying documents would be very much appreciated.
     If you have any additional questions, please feel free to call the David M. Hernand at (213) 891-8719 or David A. Katz at (212) 403-1309.
Very truly yours,

/s/ David M. Hernand	/s/ David A. Katz

David M. Hernand, Esq.	David A. Katz, Esq.
LATHAM & WATKINS LLP	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Stephen G. Hanks
President and Chief Executive Officer
Washington Group International, Inc.
720 Park Boulevard, P.O. Box 73
Boise, ID 83729